

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 14, 2010

<u>Via U.S. Mail</u>

Mr. Gao Zhentao, Chief Executive Officer
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shangdong Province
The People's Republic of China

> **Re: Yuhe International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed October 15, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-34512**

Dear Mr. Zhentao:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Yuhe International, Inc. Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-7

1. We note the presentation of the line item "Proceeds from capital lease" in the amount of $594,476 in your statement of cash flows for the year ended December 31, 2009. Please tell us and revise the notes to the company's consolidated financial statements to explain the nature and significant terms of the capital leasing transaction that resulted in these cash inflows. If this amount was received in connection with the leasing transactions disclosed in Note 26, please explain in further detail how the amount disclosed in your cash flow statement relates to the transactions disclosed in Note 26.

Notes to Consolidated Financial Statements, page F-9
26. Equipment Leasing and Rental Arrangements, page F-43

2. We note the disclosure included in Note 26 indicating that the company has entered into an equipment leasing and rental property agreement with Shandong Nongbiao Purina Feed company under which it will construct a feed production facility on a property leased from PRC Yuhe and become the exclusive feed supplier for PRC Yuhe. We also note that under the arrangement, Shangdong Nongbiao Purina will pay PRC Yuhe an annual rental payment for the leased land of approximately $219,390 and that the rent payable by Shangdong Nongbiao Purina will be offset against prepaid equipment rental costs of $1,462,290. With regards to this arrangement, please clarify the nature of the prepaid rental costs to be incurred under this arrangement and indicate whether PRC Yuhe or Shandong Nongbiao Purina will be responsible for incurring these costs. Also, please explain in further detail why you believe it is appropriate to reflect the annual renal costs received from Shangdong Nongbiao Purina as an offset against prepaid equipment rental costs. We may have further comment upon receipt of your response.

3. If Shangdong Nongbiao Purina has advanced the company $1,040,340 as of December 31, 2009, as your disclosures in Note 26 on page F-43 indicate, please reconcile this amount with the $678,366 advances from customers on your December 31, 2009 balance sheet.

Annual Report on Form 10-K/A for the year ended December 31, 2009

Item 1A. Risk Factors, page 12
We use company-controlled personal bank accounts of certain of our employees, page 14

4. We note the disclosure in the risk factors on page 12 indicating that the company uses "company-controlled" personal bank accounts of certain employees to transact a substantial portion of the company's business instead of company bank accounts. We further note that the company does not own such bank accounts and bears the risk of loss

if it fails to properly control such bank accounts. Please tell us whether cash is held in these employee bank accounts or whether cash is transferred to such bank accounts for individual transactions. To the extent the company's primary source of cash is from these employee bank accounts, please tell us whether such accounts are reflected in the company's cash and cash equivalents balances in its consolidated financial statements. If so, please explain why the company believes this treatment is appropriate and in accordance with US GAAP when the company does not actually have legal title to the accounts. We may have further comment upon receipt of your response.

We may have to make up the unpaid social insurance and housing funds for our employees, page 24

5. We note your statement indicating that the company has not made compulsory social welfare payments for its employees, including payments with respect to housing funds and other social insurance. Please tell us if the company has been delinquent in making these payments during the periods presented in the financial statements within the 10-K, and if so, indicate the dollar amounts of such delinquencies. Your response should also indicate whether the amounts were accrued as a liability until paid and what amounts you have accrued for potential penalties related to the delinquencies. We may have further comment upon receipt of your response.

Item 9A. Controls and Procedures, page 26

6. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective other than the incomplete disclosure referenced in the third paragraph on page 26. Given the exception noted and the company's disclosure in the last paragraph on page 26 of its ineffective internal control over financial reporting, it remains unclear as to how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Your revised disclosure should clearly state that given the identified matters, your disclosure controls and procedures are not effective as of December 31, 2009.

7. We note from the disclosure in the last paragraph on page 26 that the company did not maintain effective internal control over financial reporting as of December 31, 2009. We further note from the discussion on page 27 that this conclusion was due to the fact that management concluded that certain material weaknesses in internal control existed with respect to the company's ability to comply with Section 402 of Sarbanes-Oxley Act of 2002 and due to certain audit adjustments identified by Grant Thornton which indicated a general weakness of the company's internal control over financial reporting. Given that you conduct substantially all of your operations outside of the United States but present your financial statements in accordance with US GAAP, as well as the fact that your

disclosure indicates that Grant Thornton identified a number of audit adjustments, please explain in detail how the company's management considered whether a material weakness regarding the ability to prepare financial statements in accordance with U.S. GAAP existed at December 31, 2009.

8. With regards to the above matter, please explain whether you maintain your internal accounting records in accordance with U.S. GAAP and describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your accounting records to U.S. GAAP for SEC reporting purposes. Also, please describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and US GAAP disclosures.

9. Additionally, we would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  • what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  • what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  • the nature of his or her contractual or other relationship to you;
  • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

10. Furthermore, if you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

  • the name and address of the accounting firm or organization;
  • the qualifications of their employees who perform the services for your company;
  • how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  • how many hours they spent last year performing these services for you; and
  • the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with

the evaluation of internal control over financial reporting for the most recent fiscal year end.

11. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

   • why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   • how many hours they spent last year performing these services for you; and
   • the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

12. We note from the disclosure on page 30 of your Annual Report on Form 10-K/A that you have identified Mr. Peter Li as your audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010

Financial Statements, page F-1
Notes to Unaudited Condensed Consolidated Financial Statements, page F-7
Note 23. Subsequent Event, page F-32

13. We note the disclosure included in Note 23 indicating that on October 11, 2010, Mr. Kunio Yamamoto, the principal shareholder of the company's common stock, (the "Transferor") entered into an agreement to transfer 7,222,290 shares of the company's common stock to Mr. Gao Zhentao, the chief executive officer of the company, (the "Transferee") pursuant to a general, verbal and informal understanding between the Transferor and Transferee at the time of the execution of a share transfer agreement between Bright Stand International Co. Ltd. and all of the existing shareholders of Weifang Yuhe Poultry Co. Ltd. on October 18, 2007. Based on that understanding, all or part of the shares of the company's common stock issued to the Transferor would be transferred to the Transferee in consideration of the Transferee's commitment to management of the company's business operations and future achievement of the financial targets as set forth in a Make Good Agreement dated March 12, 2008. With regards to this share transfer arrangement, please tell us and revise the notes to the company's financial statements to disclose the business purpose of this arrangement. As part of your response, you should also indicate whether the company has recognized or plans to recognize stock-based compensation expense in the company's financial statements pursuant to the guidance in ASC 718-10-15-4 and SAB Topic 5:T. If not,

   please explain why including the company's basis or rationale for the planned treatment. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813with any other questions.

         Sincerely,

         Linda Cvrkel
         Branch Chief